UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

April 25, 2023

Commission File Number 001-38965

INTERCORP FINANCIAL SERVICES INC.

(Registrant’s name)

Intercorp Financial Services Inc.

Torre Interbank, Av. Carlos Villarán 140

La Victoria

Lima 13, Peru

(51) (1) 615-9011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

April 25, 2023

Securities and Exchange Commission - SEC

Re.: MATERIAL EVENT

Dear Sirs:

Intercorp Financial Services Inc. (“IFS”) notifies you, as a Material Event, that in a session held on April 24, 2023, IFS’s Board of Directors unanimously approved:

-	the Annual Report on Form 20-F for the fiscal year ended December 31, 2022 (the “2022 Annual Report”);
-	the filing of the 2022 Annual Report; and,
-	the 2022 audited consolidated financial statements prepared under the PCAOB rules and auditing standards.

The 2022 Annual Report can be accessed by visiting the SEC’s website, www.sec.gov, and can also be found on IFS’ website, www.ifs.com.pe, under the “Investor Relations” section, “SEC Filings” subsection. In addition, shareholders may receive a hard copy of the 2022 Annual Report, including the audited consolidated financial statements included in such report, free of charge, by requesting a copy within a reasonable period of time from IFS’ Investor Relations Office, at ir@intercorp.com.pe.

Any URLs are intended to be inactive textual references only. They are not intended to be active hyperlinks to IFS’ or SEC’s websites and the information on such websites, which may be accessible through a hyperlink resulting from those URLs, are not and shall not be deemed to be incorporated into this Form 6-K.

Any inquiries can be directed to Ernesto Ferrero, IFS’ Investor Relations Officer, at eferrerom@intercorp.com.pe.

Sincerely,

/s/ Michela Casassa Ramat

Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERCORP FINANCIAL SERVICES INC.

Date: April 25, 2023	By:	/s/ Michela Casassa Ramat
	Name:	Michela Casassa Ramat
	Title:	Chief Financial Officer